Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI  48126

(313) 594-9876

Via EDGAR

May 17, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Lulu Cheng

Re:                                                           Ford Credit Floorplan Master Owner Trust A
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 26, 2013; File No. 333-60756-04 (the “Form 10-K”)

Ladies:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC and Ford Credit Floorplan Master Owner Trust A (the “Trust”), and in response to the letter, dated April 16, 2013 from the staff of the Securities and Exchange Commission to Brian E. Schaaf (the “Comment Letter”) and our telephone conversation with you on May 8, 2013, we submit the following supplemental response to comment 6 of the Comment Letter.

As discussed, we confirm that the Trust will include the principal amount of receivables in “status” accounts that remain in the Trust’s portfolio of receivables following the end of the related Collection Period in its future Form 10-D filings.  Due to systems programming requirements, this information will be included beginning with the filing for the June 2013 Collection Period.

Since the inception of the Trust, the principal amount of “status” receivables in the Trust portfolio for a Collection Period (as a percentage of the Trust portfolio balance) was 0.5% on one occasion, 0.1% on four occasions, and never exceeded 0.1% on any other occasion.  For the majority of the Collection Periods, the amount was zero.

*  *  *  *

Please call me at (313) 594-9876 if you have any questions about our supplemental response letter.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                Joseph P. Topolski, Katten Muchin Rosenman LLP